SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒   Form 40-F    ☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

          Indicate by check mark whether by furnishing the information contained in this Form,  the  registrant  is  also  thereby  furnishing  the information  to  the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐   No    ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

          Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, thereunto duly authorized.

FOMENTOECONÓMICO MEXICANO, S.A. DE C.V.

	By:	/s/ FEDERICO REYES

Federico Reyes
Chief Financial Officer

Date: February 25, 2005

      Latin America’s Beverage Leader

FEMSA Reports Record Results for 2004
Sales and Net Income increased 17% and 88%, respectively

Monterrey, Mexico, February 25, 2005 — Fomento Económico Mexicano, S.A. de C.V. (“FEMSA”) today announced its operational and financial results for the fourth quarter and year ended December 31, 2004.

Fourth Quarter Highlights:

•	Coca-Cola FEMSA increased its soft-drink sales volume across most territories and expanded its consolidated EBITDA margin to 23.1% of revenues.

•	Domestic beer volumes increased 3.1% and export beer volumes increased 7.0%,as we transition to our new US importer.

•	Oxxo continued its pace of double-digit growth, increasing revenues by 26.1% driven by 207 new stores and a 9.6% increase in same-store sales.

•	Consolidated net debt was reduced by Ps. 1,302 million or 3.2% compared with 3Q04.

2004 Full Year Highlights:

•	Solid performance in all businesses drove a 17.2% increase in consolidated total revenues and an 8.7% increase in operating income.

•	Corporate streamlining moved ahead. Glass bottle and aluminum can operations are now part of FEMSA Cerveza.

•	Successful integration of newly acquired soft-drink territories. Coca-Cola FEMSA remains one of the most profitable Coca-Cola bottlers in the world.

•	Profitable share gains in domestic and US beer markets. Our domestic beer volume growth outpaced the industry while operating margin expanded 50 basis points; export beer volumes increased 13.0%.

•	Oxxo continues to be the fastest growing convenience store chain in Mexico, opening 668 new stores, and ending the year with 3,466 Oxxos.

Investor Contact:

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Emily Klingbeil
(52) 818-328-6189
emily.klingbeil @femsa.com.mx

Media Contact:

Jaime Toussaint
(52) 818-328-6202
jtouelo@femsa.com.mx

Carolina Alvear
(52) 818-328-6046
calvsev@femsa.com.mx

www.femsa.com/investor

José Antonio Fernández, Chairman and CEO of FEMSA, commented, “Despite significant competitive and raw material cost pressure, the FEMSA team was able to successfully navigate the challenges of 2004.  I am pleased to report our 10th consecutive year of operating income growth.

Beyond our positive results, we also made great strategic strides.  At Coca-Cola FEMSA, we finalized the integration of the new soft-drink territories, which include operations in seven new countries.  While there is still much work to do, we are quickly seeing the benefits of our initiatives and continuing to raise our expectations.  At FEMSA Cerveza, 2004 was a remarkable year, as we recovered 100% ownership of our beer operations, gained profitable market share in Mexico, established an alliance with Heineken to distribute our beers in the US, and began importing Coors Light into Mexico.  For the first time, our return on invested capital at FEMSA Cerveza exceeded 11%.  Finally, Oxxo continued consolidating its position as the leading convenience store chain in Mexico, becoming a powerful distribution channel for many consumer products and by far the largest client of The Coca-Cola Company in Mexico and one of its top clients in Latin America.”

Mr. Fernández added, “At FEMSA our good results are a product of a great team, doing the right things with the best technology.  In 2004, we underscored our ability to operate successfully in complex market environments such as Brazil, Venezuela, and Colombia; to serve customers in a differentiated way through improved execution at the point of sale; and to manage a broad portfolio of strong brands in a precise and effective way.

In 2005, we will remain focused on delivering high-quality growth and building long-term value for our shareholders.”

FEMSA Consolidated

Total revenues increased 6.1% to Ps. 24.625 billion during 4Q04.  This increase is primarily due to 26.1% total revenue growth at the Oxxo retail chain followed by a slight top-line increase at Coca-Cola FEMSA, which more than offset lower revenues at the beer operations.

For full year 2004, total revenues increased 17.2% to Ps. 93.956 billion.  All of FEMSA’s operations – soft drinks, beer, and retail – contributed positively to this double-digit pace.  Coca-Cola FEMSA’s total revenues increased 22.0% to Ps. 46.499 billion, mainly due to the inclusion of the territories acquired in May 2003.  The Oxxo retail chain’s total revenues increased 24.8% to Ps. 22.838 billion, due in large part to the 668 net new stores opened during the year.  Beer operations also contributed positively with total revenue growth of 3.4% to Ps. 24.970 billion, due to a 4.5% increase in total sales volume that was partially offset by a 1.2% decrease in real price per hectoliter.

Gross margin decreased 120 basis points to Ps. 11.497 billion, or 46.7% of total revenues during 4Q04.  This was primarily due to a 50 basis point gross margin contraction at Coca-Cola FEMSA and the greater contribution of lower margin Oxxo retail operations to FEMSA’s consolidated results.  Partially offsetting this contraction was a 110 basis point gross margin improvement at our beer operations, reaching 59.2% of total revenues for the quarter.

For full year 2004, gross margindecreased 120 basis points to Ps. 43.987 billion, or 46.8% of total revenues.  The downward pressure on margins resulted mainly from a gross margin contraction at Coca-Cola FEMSA and the greater contribution of lower margin Oxxo retail operations to FEMSA’s consolidated results.

Income from operationsdecreased 1.5% to Ps. 3.738 billion during 4Q04, resulting in an operating margin of 15.2%.  The 120 basis point decline in operating margin was primarily attributable to (1) the increased contribution of Oxxo in our consolidated results, and (2) operating margin contractions in both beer and soft drinks reflecting increased competition in our core markets.

For full year 2004, income from operations increased 8.7% to Ps. 13.738 billion.  The consolidated operating margin decreased 120 basis points from 2003 levels to 14.6% of total revenues.

Net income increased 41.1% to Ps. 2.666 billion in 4Q04.  Growth in net income was due to (1) a one-time deferred income tax benefit of Ps. 602 million resulting from a reduction in Mexican tax rates, (2) a foreign exchange gain due to the strength of the peso over dollar-denominated debt, and (3) a gain in monetary position.  These positive factors partially offset an increase in interest expense from the financing incurred for the repurchase of 30% of FEMSA Cerveza and an increase in other expenses primarily due to asset write-downs and to a lesser extent severance payments.

For full year 2004, net income increased 87.8% to Ps. 9.249 billion.  This growth was due to (1) a non-recurrent tax gain of Ps. 1.311 billion at Coca-Cola FEMSA as explained in our second quarter earnings release, (2) growth of 8.7% in consolidated income from operations, (3) a one-time deferred income tax benefit during 4Q04 from a reduction in Mexican corporate tax rates, and (4) foreign exchange gains due to the strength of the peso over our US dollar denominated debt.

Net majority income per FEMSA Unit1 was Ps. 1.761 in 4Q04 and Ps. 5.504 for full year 2004.  Net majority income per FEMSA ADS, considering an exchange rate of Ps. 11.146 per dollar, was US$ 4.94 for 2004.  Consolidated net majority income amounted to Ps. 5.831 billion for the year, up 76.6% from 2003.

Capital expenditures increased 15.3% to Ps. 2.134 billion in 4Q04, mainly reflecting increased investment at our soft-drink operations.  For full year 2004, capital expenditures were Ps. 6.902 billion, down 3.3% from 2003 levels.

Consolidated net debt.  As of December 31, 2004, FEMSA recorded a cash balance of Ps. 6.822 billion (US$ 612 million), short-term debt of Ps. 312 million (US$ 28 million), bridge financing of Ps. 5.674 billion (US$ 509 million) and long-term debt of Ps. 39.825 billion (US$ 3,573 million), for a net debt of Ps. 38.989 billion, 20.7% higher than a year ago, reflecting new debt contracted to finance the repurchase of 30% of FEMSA Cerveza, which was partially offset by a significant debt reduction at Coca-Cola FEMSA.

Divestitures. Consistent with our beverage strategy, we have divested US$154 million of non-strategic assets.  These divestitures include COTESA (cardboard packaging), sold in 2000 for US$70 million; AYSSA (billboards), sold by FEMSA Cerveza in 2001 for US$28 million; DICASA (employee vouchers for food and other goods), sold in 2003 for US$28 million; and COMEXLA (food cans), where we sold a 49% stake and formed a joint venture in 2004.  We are now in advanced conversations to divest the remaining 51% of COMEXLA.  The combined amount for both transactions will be US$28 million, and we expect to close in the second quarter of 2005.  We are largely complete with the divestiture of non-strategic assets and will continue to pursue the sale of those that remain, under the appropriate market conditions.

Soft Drinks – Coca-Cola FEMSA

Coca-Cola FEMSA’s financial results and discussion are incorporated by reference from Coca-Cola FEMSA’s press release attached to this press release.

1FEMSA Units consist of FEMSA BD Units and FEMSA B Units.  Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares.  Each FEMSA B Unit is comprised of five Series B Shares.  The number of FEMSA Units outstanding as of December 31, 2004 was 1,059,462,090, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

Beer – FEMSA Cerveza

Domestic sales volume increased 3.1% to Ps. 5.999 million hectoliters in 4Q04.  The increase in domestic sales volume resulted from favorable demand during the holiday season and increased sales throughout most of Mexico led by our Sol, Indio, and Tecate Light brands.

For the full year 2004, domestic sales volume increased 3.8% to 23.442 million hectoliters.  This positive sales trend seen throughout 2004 was primarily due to favorable demand across most of Mexico, broader availability of our beers, successful execution at the point of sale, and our revenue management initiatives.  We implemented micro-segmentation strategies in some territories as we increasingly leveraged the functionality of our Enterprise Resource Planning (“ERP”) system, which is currently operational in 79% of our total direct domestic volume.

We also increased the level of innovation in our packaging and product portfolio, particularly the successful re-launch of Tecate Light, the rollout of Sol Brava throughout Central Mexico, and the launching of non-returnable Sol in our Northwest Mexico territories.

Export sales volume increased 7.0% to 0.452 million hectoliters in 4Q04, partially influenced by a moderate inventory buildup related to the end of our agreement with our former US importer.  Export sales volume grew 13.0% to 2.240 million hectoliters for full year 2004, largely due to increased sales volume in the US through our Tecate and Dos Equis brands.  On January 1, we transferred our brands to Heineken USA as previously announced.

Total revenues decreased 0.2% to Ps. 6.152 billion during 4Q04.  This was mainly a result of a 0.9% increase in beer sales, resulting from a 3.3% increase in total sales volume, offset by a 2.5% decline in the domestic real price per hectoliter and a 0.5% decline in the export real price per hectoliter.  The decline in domestic real price per hectoliter was due to an increase in promotional activity in response to heightened price competition during October and November.  Compared with 3Q04, domestic real price per hectoliter declined 2.8%, or 1.0% in nominal terms.  For the most part, during the month of December, prices in the domestic market returned to second quarter levels, and we anticipate a more stable pricing environment in the domestic market in 2005.

Despite increased competitive pressures in Mexico during the 4Q04, full year 2004 total revenues increased by 3.4% to Ps. 24.970 billion.  Total sales volume growth of 4.5% and a 2.3% increase in the export real price per hectoliter more than offset a 1.4% decline in the domestic real price per hectoliter.  Domestic sales represented 91.3% of the total, while the remaining 8.7% came from exports.

Cost of goods sold decreased 2.7% to Ps. 2.513 billion in 4Q04.  Gross profit reached Ps. 3.639 billion for the quarter, up 1.6% from 4Q03, achieving a gross margin of 59.2%.  The 110 basis points of gross margin expansion resulted from a strong peso on US dollar-denominated raw materials and operating efficiencies.

For full year 2004, cost of goods sold increased 2.8%, slightly below total revenue growth.  Gross profit reached Ps. 14.695 billion, a 3.8% increase from 2003 resulting in a gross margin of 58.8%.  The 20 basis points of gross margin expansion resulted from better purchasing terms for raw materials and operating efficiencies.

Income from operations (before deduction of management fees) decreased 7.1% to Ps. 1.198 billion in 4Q04.  This decrease reflects a slight decline in total revenues combined with higher operating expenses that offset improvements at the gross margin level during the quarter.  Operating expenses increased 6.4% to Ps. 2.441 billion reaching 39.7% of total revenues, 2.5 percentage points higher than in 4Q03.  Specifically, administrative expenses increased 5.1% to Ps. 713 million during the quarter, primarily due to ERP related expenses.  Selling expenses also increased, up 6.9% due to (1) an increase in expenses related to the launch of Coors Light and the re-launch of Tecate and Tecate Light in Mexico, (2) promotional materials purchased from our former importer in the US, and (3) an increase in advertising expenditures for specific programs aimed at reinforcing our brands, given the increased level of competition experienced during the quarter in the Mexican market.  The operating margin decreased 140 basis points to 19.5% of total revenues.

Despite increased competitive pressures in 4Q04, full year 2004 operating income increased 5.7% to Ps. 5.293 billion.  The year over year growth reflects an increase in total revenues, combined with expense containment initiatives.  Operating expenses increased 2.8%, in-line with total revenue growth.  Operating margin (before management fees) increased 50 basis points to 21.2% of total revenues due to (1) solid volume growth on the back of slightly weaker pricing, (2) a reduction in cost of goods sold, and (3) a more efficient use of operating expenses.

Oxxo Stores – FEMSA Comercio

Total revenues increased 26.1% to Ps. 6.275 billion during 4Q04.  The primary reason for the increase was the opening of 207 net new Oxxo stores during the quarter and a total of 668 net new Oxxo stores for the full year.

For full year 2004, total revenues increased 24.8% to Ps. 22.838 billion.  As of December 31, 2004, we had 3,466 Oxxos nationwide, an increase of 23.9% from 2003.  2004 was the 5th consecutive year of over 20% annual growth in the number of new stores.

Oxxo same-store sales increased an average of 9.6% during 4Q04, reflecting an increase in store traffic of 8.7%, and an increase in the average ticket of 0.8%.  This increase reflects the rapid pace of expansion as well as stronger promotional activity and category management practices that are enabling Oxxo to improve the mix of products within the store.

For the full year 2004, Oxxo same-store sales increased an average of 8.9%, reflecting an increase in the average ticket of 3.8% and an increase in store traffic of 4.9%.

Income from operations (before deduction of management fees) increased 49.1% to Ps. 360 million resulting in an 80 basis point improvement in the operating margin, reaching 5.7% of total revenues for 4Q04.  This improvement is credited to a slight decline in the cost of goods sold as a percentage of total revenues, a more efficient use of administrative expenses, and stable selling expenses.

For the full year, operating income increased 23.7% to Ps. 1.025 billion.  This increase was in-line with revenue growth, and contributed to a stable operating margin of 4.5% for 2004, in-line with 2003 levels.

Accounting Matters

•

As indicated in our 3Q04 earnings release, in 4Q04 we integrated FEMSA Empaques’ core operations into FEMSA Cerveza, and specifically, we consolidated the glass bottle and can operations into FEMSA Cerveza.  The results presented herein provide reclassified figures for full comparability for all quarters from 2003 through 2004.  Going forward, FEMSA will provide financial results by segment for FEMSA Cerveza, Coca-Cola FEMSA, and FEMSA Comercio.  FEMSA Empaques’ results are no longer presented as a separate business segment.

•

FEMSA’s beer operations purchase packaging materials from external providers that are used to transport bottles and cans.  These materials are subsequently sold to FEMSA’s glass and can operations.  Before the merger, these sales were included in FEMSA Cerveza’s sales line and therefore, in our domestic price per hectoliter calculation.  However, due to the integration of FEMSA’s glass and can business into FEMSA Cerveza, these transactions are now eliminated in the consolidation process and no longer appear as part of FEMSA Cerveza’s sales.  For comparability purposes, we are presenting adjusted domestic price per hectoliter information for all quarters from 2003 through 2004.  For further details see the enclosed appendix.

•

During the course of the SEC review of FEMSA’s pending registration statement, it was brought to our attention that EITF 96-16 does not permit FEMSA to consolidate the financial results of Coca-Cola FEMSA under US GAAP, due to the rights of The Coca-Cola Company as a minority shareholder in Coca-Cola FEMSA.  As a result, the application of EITF 96-16 will be reflected in the notes to FEMSA’s financial statements, which present summary financial information under US GAAP and a reconciliation of net income and stockholders’ equity between Mexican GAAP and US GAAP.  There is no change in the net income and stockholders’ equity under US GAAP; therefore, earnings per share are not impacted.  The application of EITF 96-16 will have no effect on FEMSA’s financial statements under Mexican GAAP, and we will continue to consolidate Coca-Cola FEMSA as required under Mexican GAAP.

•

The new requirements of Mexican GAAP under Bulletin D-3, “Labor Obligations”, clarify that the total period cost related to the pension plan should be reported above the operating income line.  Historically, FEMSA registered financing costs related to the pension plan as part of net interest expense, and the amortization of past services in other expenses.  In compliance with the new requirements, FEMSA and its subsidiaries reclassified these costs above the operating income line and for comparability, reclassified prior periods.  For further details, please see the enclosed appendix.

CONFERENCE CALL INFORMATION:
Our Fourth Quarter and Full Year 2004 Conference Call will be held on: Monday February 28, 2005, 4:00 P.M. New York Time (3:00 PM Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-800-289-0569, International: 913-981-5542.  This Conference Call will also be transmitted through live webcast at www.femsa.com/investor
If you are unable to participate live, an instant replay of the conference call will be available through March 7, 2005. To listen to the replay please dial: Domestic U.S.: 1-888-203-1112; International: 719-457-0820, Passcode: 9419579.

Set forth in this press release is certain unaudited financial information for FEMSA for the fourth quarter and audited financial information for the full year ended December 31, 2004, compared to the fourth quarter and full year ended December 31, 2003.  We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; and FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores.

All of the figures in this report were prepared in accordance with Mexican Generally Accepted Accounting Principles (“Mexican GAAP”) and have been restated in constant Mexican pesos (“Pesos” or “Ps.”) with purchasing power as of December 31, 2004.  As a result, all percentage changes are expressed in real terms.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us.  These forward-looking statements reflect management expectations and are based upon currently available data.  Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Nine pages of tables and Coca-Cola FEMSA’s press release to follow

FEMSA

Consolidated Income Statement

	For the fourth quarter of:					For the twelve months of:

Expressed in Millions of Pesos as of December 31, 2004	2004	% Integ.	2003	% Integ.	% Incr.	2004	% Integ.	2003	% Integ.	% Incr.

Net sales	24,334	98.8	23,086	99.5	5.4	93,478	99.5	79,854	99.6	17.1
Other operating revenues	291	1.2	122	0.5	138.5	478	0.5	300	0.4	59.3

Total revenues	24,625	100.0	23,208	100.0	6.1	93,956	100.0	80,154	100.0	17.2
Cost of goods sold	13,128	53.3	12,093	52.1	8.6	49,969	53.2	41,712	52.0	19.8

Gross magin	11,497	46.7	11,115	47.9	3.4	43,987	46.8	38,442	48.0	14.4

Administrative expenses	1,673	6.8	1,596	6.9	4.8	6,621	7.0	5,725	7.1	15.7
Selling expenses	6,086	24.7	5,723	24.7	6.3	23,628	25.1	20,077	25.0	17.7

Operating expenses	7,759	31.5	7,319	31.5	6.0	30,249	32.2	25,802	32.2	17.2

Income from operations	3,738	15.2	3,796	16.4	(1.5)	13,738	14.6	12,640	15.8	8.7

Interest expense	(1,133)		(555)		N.S.	(3,764)		(2,591)		45.3
Interest income	85		110		(22.7)	541		743		(27.2)

Interest expense, net	(1,048)		(445)		N.S.	(3,223)		(1,848)		74.4
Foreign exchange (loss) gain	95		(475)		N.S.	(15)		(2,664)		(99.4)
Gain (loss) on monetary position	797		490		62.7	1,952		1,017		91.9

Integral result of financing	(156)		(430)		(63.7)	(1,286)		(3,495)		(63.2)
Participation in affiliated companies	6		14		(57.1)	63		31		N.S.
Other (expenses) income	(419)		52		N.S.	(871)		(667)		30.6

Income before taxes	3,169		3,432		(7.7)	11,644		8,509		36.8
Provision for taxes	(1,105)		(1,542)		N.S.	(4,308)		(3,584)		20.2
Change in tax rate	602		—		N.S.	602		—		N.S.
Non-recurring gain on tax lawsuit	—		—		—	1,311		—		100.0

Taxes	(503)		(1,542)		(67.4)	(2,395)		(3,584)		(33.2)

Net Income	2,666		1,890		41.1	9,249		4,925		87.8

Net majority income	1,866		1,132		64.8	5,831		3,302		76.6
Net minority income	800		758		5.5	3,418		1,623		110.6

EBITDA & CAPEX
Operating Income	3,738	15.2	3,796	16.4	(1.5)	13,738	14.6	12,640	15.8	8.7
Depreciation	867	3.5	850	3.7	1.9	3,326	3.5	3,022	3.8	10.1
Amortization & other	793	3.2	566	2.4	40.2	3,128	3.4	2,662	3.3	17.5

EBITDA	5,398	21.9	5,212	22.5	3.6	20,192	21.5	18,324	22.9	10.2
CAPEX	2,134		1,850		15.3	6,902		7,139		(3.3)

FINANCIAL RATIOS (Times)	2004	2003	Var. p.p.

Liquidity(1)	0.89	1.19	(0.30)
Interest coverage(2)	6.26	9.92	(3.65)
Leverage(3)	1.32	1.29	0.02
Capitalization(4)	46.81%	45.43%	1.38

(1) Total current assets / total current liabilities.
(2) Income from operations + depreciation + amortization & other / interest expense, net.
(3) total liabilities/ total stockholders’ equity.
(4) Bank loans / (Bank loans + total stockholders’ equity).

FEMSA

Consolidated Balance Sheet

	(Expressed in Millions of Pesos as of December 31, 2004)

	2004	2003.	% Incr

ASSETS
Cash and cash equivalents	6,822	8,228	(17.1)
Accounts receivable	4,515	5,069	(10.9)
Inventories	8,009	7,284	10.0
Prepaid expenses	1,533	664	131.0

Total Current Assets	20,879	21,245	(1.7)
Property, plant and equipment, net	44,291	44,814	(1.2)
Intangible assets(1)	46,845	36,707	27.6
Deferred assets	6,550	6,521	0.4
Other assets	2,112	2,366	(10.7)

TOTAL ASSETS	120,677	111,653	8.1

LIABILITIES & STOCKHOLDERS´ EQUITY
Bank loans	5,986	2,621	128.4
Current maturities long term debt	3,540	2,732	29.6
Interest payable	394	426	(7.5)
Operating liabilities	13,575	12,118	12.0

Total Current Liabilities	23,495	17,897	31.3
Bank loans	36,285	35,171	3.2
Deferred income taxes	4,157	5,217	(20.3)
Other liabilities	4,695	4,696	(0.0)

Total Liabilities	68,632	62,981	9.0
Total Stockholders’ equity	52,045	48,672	6.9

LIAB. & STOCKHOLDERS’ EQUITY	120,677	111,653	8.1

(1) Includes mainly the intangible assets generated by the acquisition of Panamco and 30% of FEMSA Cerveza.

	2004			2003

DEBT MIX	Ps.	% Integ.	Average Rate	Ps.	% Integ.	Average Rate

Trade in:
Mexican pesos	31,793	69.4%	9.5%	20,185	49.8%	7.7%
Dollars	13,342	29.1%	5.8%	19,720	48.7%	5.3%
Colombian pesos	676	1.5%	10.1%	619	1.5%	1.5%

Total Debt	45,811	100.0%	8.5%	40,524	100.0%	6.6%

Fixed rate	29,414	64.2%		28,825	71.1%
Variable rate	16,397	35.8%		11,699	28.9%

% of Total Debt	2005	2006	2007	2008	2009	+ 2010

DEBT MATURITY PROFILE (1)	9.6%	11.5%	8.6%	20.9%	20.4%	29.1%

(1) Excludes bridge financing

Coca-Cola FEMSA

Results from Operations

	For the fourth quarter of:

Expressed in Millions of Pesos as of December 31, 2004	2004	% Integ.	2003	% Integ.	% Incr.

Net sales	12,300.7	99.5	12,185.2	99.2	0.9
Other revenues	62.3	0.5	101.6	0.8	(38.8)

Total revenues	12,363.0	100.0	12,286.8	100.0	0.6
Cost of goods sold	6,341.1	51.3	6,245.9	50.8	1.5

Gross margin	6,021.9	48.7	6,040.9	49.2	(0.3)

Administrative expenses	687.5	5.6	674.9	5.5	1.9
Sales expenses	3,071.1	24.8	3,065.9	25.0	0.2

Operating expenses	3,758.6	30.4	3,740.8	30.4	0.5

Income from operations	2,263.3	18.3	2,300.1	18.7	(1.6)
Depreciation	306.9	2.5	287.2	2.3	6.9
Amortization & other	290.8	2.3	41.3	0.4	604.1

EBITDA	2,861.0	23.1	2,628.6	21.4	8.8
Capital Expenditures	682.8		190.7		257.9

Sales Volumes (1) (Millions of Unit Cases)
Mexico	248.3	50.6	243.9	50.7	1.8
Central America	29.8	6.1	29.3	6.1	1.6
Colombia	45.1	9.2	45.1	9.4	(0.1)
Venezuela	45.9	9.3	45.8	9.5	0.2
Brazil	80.3	16.3	77.3	16.1	3.9
Argentina	41.8	8.5	39.4	8.2	6.0

Total KOF	491.2	100.0	480.8	100.0	2.2

	For the twelve months of:

Expressed in Millions of Pesos as of December 31, 2004	2004	% Integ.	2003	% Integ.	% Incr.

Net sales	46,290.2	99.6	37,876.2	99.4	22.2
Other revenues	208.8	0.4	245.6	0.6	(15.2)

Total revenues	46,499.0	100.0	38,121.8	100.0	22.0
Cost of goods sold	23,963.6	51.5	19,367.3	50.8	23.7

Gross margin	22,535.4	48.5	18,754.5	49.2	20.2

Administrative expenses	2,705.0	5.8	2,090.7	5.5	29.3
Sales expenses	12,133.6	26.1	9,564.4	25.1	26.9

Operating expenses	14,838.6	31.9	11,655.1	30.6	27.3

Income from operations	7,696.8	16.6	7,099.4	18.6	8.4
Depreciation	1,238.7	2.7	1,040.1	2.7	19.1
Amortization & other	1,084.6	2.2	723.1	1.9	50.0

EBITDA	10,020.1	21.5	8,862.6	23.2	13.1
Capital Expenditures	1,929.1		2,006.5		(3.9)

Sales Volumes (1) (Millions of Unit Cases)
Mexico	989.8	53.3	1,001.6	54.9	(1.2)
Central America	110.6	6.0	107.3	5.9	3.1
Colombia	167.1	9.0	171.8	9.4	(2.7)
Venezuela	172.7	9.3	151.6	8.3	13.9
Brazil	270.8	14.6	265.1	14.5	2.2
Argentina	144.3	7.8	126.6	7.0	13.9

Total KOF	1,855.3	100.0	1,824.0	100.0	1.7

(1) For comparison purposes the 2003 sales volumes of the acquired Panamco territories, were included.

FEMSA Cerveza

Results from Operations

	For the fourth quarter of:

Expressed in Millions of Pesos as of December 31, 2004	2004	% Integ.	2003	% Integ.	% Incr.

Domestic beer sales	5,102.3	82.9	5,074.3	82.3	0.6
Export beer sales	356.5	5.8	334.8	5.4	6.5

Beer sales	5,458.8	88.7	5,409.1	87.7	0.9
Packaging sales	626.4	10.2	701.2	11.4	(10.7)

Net sales	6,085.2	98.9	6,110.3	99.1	(0.4)
Other revenues	66.4	1.1	54.6	0.9	21.6

Total revenues	6,151.6	100.0	6,164.9	100.0	(0.2)
Cost of goods sold	2,512.5	40.8	2,581.8	41.9	(2.7)

Gross margin	3,639.1	59.2	3,583.1	58.1	1.6

Administrative expenses	712.5	11.6	677.7	11.0	5.1
Sales expenses	1,728.4	28.1	1,616.3	26.2	6.9

Operating expenses	2,440.9	39.7	2,294.0	37.2	6.4

Income from operations before management fee	1,198.2	19.5	1,289.1	20.9	(7.1)
Management fee	155.1	2.5	130.8	2.1	18.6

Income from operations	1,043.1	17.0	1,158.3	18.8	(9.9)

Depreciation	372.4	6.1	389.4	6.3	(4.4)
Amortization & other	497.1	8.0	546.3	8.9	(9.0)

EBITDA	1,912.6	31.1	2,094.0	34.0	(8.7)
Particip. in affiliated companies	6.0		14.0		(57.1)
Capital Expenditures	950.6		1,154.6		(17.7)

Sales volumes (Thousand hectoliters)
Domestic	5,999.0	93.0	5,820.0	93.2	3.1
Exports	452.0	7.0	422.3	6.8	7.0

Total	6,451.0	100.0	6,242.3	100.0	3.3

Price per hectoliter
Domestic	850.5		871.9		(2.5)
Exports	788.9		792.8		(0.5)

Total	846.2		866.5		(2.3)

Total presentation mix (%)
Returnable	4,222.2	65.4	4,236.6	67.9	(0.3)
Non Returnable	600.5	9.3	558.1	8.9	7.6
Cans	1,628.3	25.3	1,447.6	23.2	12.5

Total	6,451.0	100.0	6,242.3	100.0	3.3

	For the twelve months of:

Expressed in Millions of Pesos as of December 31, 2004	2004	% Integ.	2003	% Integ.	% Incr.

Domestic beer sales	20,439.7	81.9	19,969.7	82.7	2.4
Export beer sales	1,800.0	7.2	1,557.0	6.4	15.6

Beer sales	22,239.7	89.1	21,526.7	89.1	3.3
Packaging sales	2,511.2	10.1	2,444.9	10.1	2.7

Net sales	24,750.9	99.1	23,971.6	99.3	3.3
Other revenues	219.5	0.9	178.8	0.7	22.8

Total revenues	24,970.4	100.0	24,150.4	100.0	3.4
Cost of goods sold	10,275.4	41.2	9,995.9	41.4	2.8

Gross margin	14,695.0	58.8	14,154.5	58.6	3.8

Administrative expenses	2,698.1	10.8	2,544.0	10.5	6.1
Sales expenses	6,704.3	26.8	6,603.8	27.3	1.5

Operating expenses	9,402.4	37.7	9,147.8	37.9	2.8

Income from operations before management fee	5,292.6	21.2	5,006.7	20.7	5.7
Management fee	548.5	2.2	522.0	2.2	5.1

Income from operations	4,744.1	19.0	4,484.7	18.5	5.8

Depreciation	1,470.0	5.9	1,486.3	6.2	(1.1)
Amortization & other	2,030.9	8.1	1,961.1	8.1	3.6

EBITDA	8,245.0	33.0	7,932.1	32.8	3.9
Particip. in affiliated companies	63.0		31.0		N.S.
Capital Expenditures	3,170.9		3,731.0		(15.0)

Sales volumes (Thousand hectoliters)
Domestic	23,442.0	91.3	22,582.0	91.9	3.8
Exports	2,240.0	8.7	1,982.4	8.1	13.0

Total	25,682.0	100.0	24,564.4	100.0	4.5

Price per hectoliter
Domestic	871.9		884.3		(1.4)
Exports	803.6		785.4		2.3

Total	866.0		876.3		(1.2)

Total presentation mix (%)
Returnable	16,810.4	65.5	16,767.3	68.3	0.3
Non Returnable	2,474.7	9.6	2,128.2	8.7	16.3
Cans	6,396.9	24.9	5,668.9	23.0	12.8

Total	25,682.0	100.0	24,564.4	100.0	4.5

FEMSA Comercio

Results from Operations

	For the fourth quarter of:

Expressed in Millions of Pesos as of December 31, 2004	2004	% Integ.	2003	% Integ.	% Incr.

Net sales	6,275.2	100.0	4,976.6	100.0	26.1
Other revenues

Total revenues	6,275.2	100.0	4,976.6	100.0	26.1
Cost of goods sold	4,558.9	72.6	3,644.3	73.2	25.1

Gross margin	1,716.3	27.4	1,332.3	26.8	28.8

Administrative expenses	102.2	1.6	96.9	1.9	5.5
Sales expenses	1,254.1	20.0	994.0	20.0	26.2

Operating expenses	1,356.3	21.6	1,090.9	21.9	24.3

Income from operations
before management fee	360.0	5.7	241.4	4.9	49.1
Management fee	27.8	0.4	29.2	0.6	(4.8)

Income from operations	332.2	5.3	212.2	4.3	56.5

Depreciation	65.4	1.0	37.5	0.8	74.5
Amortization & other	64.0	1.1	39.1	0.7	63.9

EBITDA	461.6	7.4	288.8	5.8	59.9
Capital Expenditures	400.1		455.1		(12.1)

Information of Convenience Stores
Total stores
New convenience stores	207		257		8.6
Same stores data: (1)
Sales (Thousands Pesos)	576.7		526.1		9.6
Traffic	21.8		20.0		8.7
Ticket	26.5		26.2		0.8

	For the twelve months of:

Expressed in Millions of Pesos as of December 31, 2004	2004	% Integ.	2003	% Integ.	% Incr.

Net sales	22,838.4	100.0	18,303.7	100.0	24.8
Other revenues

Total revenues	22,838.4	100.0	18,303.7	100.0	24.8
Cost of goods sold	16,775.1	73.5	13,492.1	73.7	24.3

Gross margin	6,063.3	26.5	4,811.6	26.3	26.0

Administrative expenses	425.6	1.9	309.6	1.7	37.5
Sales expenses	4,613.1	20.2	3,673.9	20.1	25.6

Operating expenses	5,038.7	22.1	3,983.5	21.8	26.5

Income from operations
before management fee	1,024.6	4.5	828.1	4.5	23.7
Management fee	113.8	0.5	91.9	0.5	23.8

Income from operations	910.8	4.0	736.2	4.0	23.7

Depreciation	215.5	1.0	137.7	0.7	56.5
Amortization & other	234.3	1.0	141.3	0.8	65.8

EBITDA	1,360.6	6.0	1,015.2	5.5	34.0
Capital Expenditures	1,648.0		1,273.1		29.4

Information of Convenience Stores
Total stores	3,466		2,798		23.9
New convenience stores	668		582		14.8
Same stores data: (1)
Sales (Thousands Pesos)	578.8		531.6		8.9
Traffic	22.5		21.4		4.9
Ticket	25.8		24.8		3.8

(1) Monthly average information per store, considering same stores with 13 months of operations.

FEMSA Cerveza, Including Core Packaging Business (excl. “Six”)

Quarterly Results from Operations

	2003

Expressed in Millions of Pesos as of December 31, 2004	I	II	III	IV

Domestic volume	4,840.6	6,120.4	5,801.0	5,820.0
Domestic Price	888.3	893.6	883.7	871.9

Export volume	361.5	598.3	600.3	422.3
Export Price	773.2	787.2	786.0	792.8

Domestic beer sales	4,299.9	5,469.0	5,126.4	5,074.3
Export beer sales	279.5	471.0	471.8	334.8

Beer sales	4,579.4	5,940.0	5,598.2	5,409.1
Packaging sales	536.7	601.8	605.2	701.2

Net sales	5,116.1	6,541.8	6,203.4	6,110.3
Other revenues	38.5	35.6	50.0	54.6

Total revenues	5,154.6	6,577.4	6,253.4	6,164.9
Cost of goods sold	2,246.1	2,645.4	2,522.5	2,581.8

Gross margin	2,908.5	3,932.0	3,730.9	3,583.1

Administrative expenses	622.3	623.4	620.7	677.7
Sales expenses	1,530.5	1,773.9	1,683.0	1,616.3

Operating expenses	2,152.8	2,397.3	2,303.7	2,294.0

Income from operations before management fee	755.7	1,534.7	1,427.2	1,289.1
Management fee	129.2	131.6	130.4	130.8

Income from operations	626.5	1,403.1	1,296.8	1,158.3

Depreciation	361.7	362.9	372.2	389.4
Amortization & other	411.6	502.7	500.7	546.3

EBITDA	1,399.8	2,268.7	2,169.7	2,094.0

EBIT before management fee to Total sales	14.7%	23.3%	22.8%	20.9%
EBIT to Total sales	12.2%	21.3%	20.7%	18.8%
EBITDA to Total sales	27.2%	34.5%	34.7%	34.0%

	2004

Expressed in Millions of Pesos as of December 31, 2004	I	II	III	IV

Domestic volume	5,122.0	6,273.0	6,048.0	5,999.0
Domestic Price	870.9	890.2	875.0	850.5

Export volume	480.2	699.0	608.8	452.0
Export Price	780.5	824.9	808.3	788.9

Domestic beer sales	4,460.8	5,584.4	5,292.3	5,102.3
Export beer sales	374.8	576.6	492.1	356.5

Beer sales	4,835.6	6,161.0	5,784.4	5,458.8
Packaging sales	569.4	665.6	649.7	626.4

Net sales	5,405.0	6,826.6	6,434.1	6,085.2
Other revenues	37.1	57.1	59.0	66.4

Total revenues	5,442.1	6,883.7	6,493.1	6,151.6
Cost of goods sold	2,367.5	2,725.6	2,669.8	2,512.5

Gross margin	3,074.6	4,158.1	3,823.3	3,639.1

Administrative expenses	660.4	664.5	660.8	712.5
Sales expenses	1,544.9	1,758.8	1,672.2	1,728.4

Operating expenses	2,205.3	2,423.3	2,333.0	2,440.9

Income from operations before management fee	869.3	1,734.8	1,490.3	1,198.2
Management fee	135.6	134.8	122.9	155.1

Income from operations	733.7	1,600.0	1,367.4	1,043.1

Depreciation	355.2	373.0	369.4	372.4
Amortization & other	472.3	566.7	494.7	497.1

EBITDA	1,561.2	2,539.7	2,231.5	1,912.6

EBIT before management fee to Total sales%	16.0%	25.2%	23.0%	19.5%
EBIT to Total sales%	13.5%	23.2%	21.1%	17.0%
EBITDA to Total sales%	28.7%	36.9%	34.4%	31.1%

FEMSA Cerveza, Including Core Packaging Business (excl. “Six”)
Accumulated Results from Operations

	2003

Expressed in Millions of Pesos as of December 31, 2004	March	June	September	December

Domestic volume	4,840.6	10,961.0	16,762.0	22,582.0
Domestic Price	888.3	891.2	888.6	884.3

Export volume	361.5	959.8	1,560.1	1,982.4
Export Price	773.2	781.9	783.5	785.4

Domestic beer sales	4,299.9	9,768.9	14,895.3	19,969.6
Export beer sales	279.5	750.5	1,222.3	1,557.1

Beer sales	4,579.4	10,519.4	16,117.6	21,526.7
Packaging sales	536.7	1,138.5	1,743.7	2,444.9

Net sales	5,116.1	11,657.9	17,861.3	23,971.6
Other revenues	38.5	74.2	124.2	178.8

Total revenues	5,154.6	11,732.1	17,985.5	24,150.4
Cost of goods sold	2,246.1	4,891.6	7,414.1	9,995.9

Gross margin	2,908.5	6,840.5	10,571.4	14,154.5

Administrative expenses	622.3	1,245.6	1,866.3	2,544.0
Sales expenses	1,530.5	3,304.5	4,987.5	6,603.8

Operating expenses	2,152.8	4,550.1	6,853.8	9,147.8

Income from operations before management fee	755.7	2,290.4	3,717.6	5,006.7
Management fee	129.2	260.8	391.2	522.0

Income from operations	626.5	2,029.6	3,326.4	4,484.7

Depreciation	361.7	724.6	1,096.9	1,486.3
Amortization & other	411.6	914.2	1,414.8	1,961.1

EBITDA	1,399.8	3,668.4	5,838.1	7,932.1

EBIT before management fee to Total sales	14.7%	19.5%	20.7%	20.7%
EBIT to Total sales	12.2%	17.3%	18.5%	18.6%
EBITDA to Total sales	27.2%	31.3%	32.5%	32.8%

	2004

Expressed in Millions of Pesos as of December 31, 2004	March	June	September	December

Domestic volume	5,122.0	11,395.0	17,443.0	23,442.0
Domestic Price	870.9	881.5	879.3	871.9

Export volume	480.2	1,179.2	1,788.0	2,240.0
Export Price	780.5	806.8	807.3	803.6

Domestic beer sales	4,460.8	10,045.2	15,337.4	20,439.7
Export beer sales	374.8	951.4	1,443.5	1,800.0

Beer sales	4,835.6	10,996.6	16,780.9	22,239.7
Packaging sales	569.4	1,235.0	1,884.8	2,511.2

Net sales	5,405.0	12,231.6	18,665.7	24,750.9
Other revenues	37.1	94.1	153.1	219.5

Total revenues	5,442.1	12,325.7	18,818.8	24,970.4
Cost of goods sold	2,367.5	5,093.1	7,762.9	10,275.4

Gross margin	3,074.6	7,232.6	11,055.9	14,695.0

Administrative expenses	660.4	1,324.9	1,985.6	2,698.1
Sales expenses	1,544.9	3,303.6	4,975.8	6,704.3

Operating expenses	2,205.3	4,628.5	6,961.4	9,402.4

Income from operations before management fee	869.3	2,604.1	4,094.5	5,292.6
Management fee	135.6	270.5	393.4	548.5

Income from operations	733.7	2,333.6	3,701.1	4,744.1

Depreciation	355.2	728.2	1,097.6	1,470.0
Amortization & other	472.3	1,039.0	1,533.8	2,030.9

EBITDA	1,561.2	4,100.8	6,332.5	8,245.0

EBIT before management fee to Total sales	16.0%	21.1%	21.8%	21.2%
EBIT to Total sales	13.5%	18.9%	19.7%	19.0%
EBITDA to Total sales	28.7%	33.3%	33.6%	33.0%

Impact of Reclassification of Pension Plan Expenses

	COCA-COLA FEMSA		FEMSA CERVEZA		FEMSA COMERCIO		FEMSA CONSOLIDATED

Millions of 2004 4th Quarter 2004	2004	2003	2004	2003	2004	2003	2004	2003

Cost of good sold			31.2	12.7			33.0	14.4
Administrative expenses	0.0	6.8	7.7	4.4	0.2	0.0	14.2	18.3
Sales expenses	5.3	1.0	1.1	0.6	0.2	0.0	6.6	1.6

Income From operations effect	5.3	7.8	40.0	17.7	0.4	0.0	53.8	34.3
Integral result of financing	(5.8)	(7.9)	(31.0)	(11.4)	(0.4)	(0.3)	(43.3)	(26.3)
Other expenses (income)	0.5	0.1	(9.0)	(6.3)	0.0	0.3	(10.6)	(8.0)

Net income effect	—	—	—	—	—	—	—	—

	COCA-COLA FEMSA		FEMSA CERVEZA		FEMSA COMERCIO		FEMSA CONSOLIDATED

Millions of Pesos Accumulated 2004	2004	2003	2004	2003	2004	2003	2004	2003

Cost of good sold			61.3	50.8			68.6	57.6
Administrative expenses	12.3	10.5	24.5	17.7	0.6	0.3	68.4	56.8
Sales expenses	9.3	3.8	3.4	2.4	0.6	0.3	13.4	6.6

Income From operations effect	21.6	14.3	89.2	70.9	1.2	0.6	150.4	121.0
Integral result of financing	(22.9)	(15.0)	(64.2)	(45.7)	(1.3)	(1.0)	(117.5)	(89.0)
Other expenses (income)	1.3	0.7	(25.0)	(25.2)	0.1	0.4	(32.9)	(32.0)

Net income effect	—	—	—	—	—	—	—	—

FEMSA

Other Financial Information

MACROECONOMIC INFORMATION

	Inflation		Exchange Rate

	Dec-Dec04	IV Qtr.	Per USD	Per Mx. Peso

Mexico	5.19%	1.76%	11.1460	1.0000
Colombia	5.31%	0.38%	2,389.7500	0.0047
Venezuela	19.19%	3.93%	1,920.0000	0.0058
Brazil	5.66%	0.98%	2.6544	4.1991
Argentina	4.90%	0.90%	2.9800	3.7403

2004
FOURTH-QUARTER AND FULL-YEAR RESULTS

	Fourth quarter			Fourth quarter		Full Year

	2004	2003	%	2004	2003	2004

Total Revenues	12,363	12,287	0.6%	% of Tot. Rev.		46,499

Gross Profit	6,022	6,041	-0.3%	48.7%	49.2%	22,535

Operating Income	2,263	2,300	-1.6%	18.3%	18.7%	7,697

Majority Net Income	1,410	1,001	40.9%	11.4%	8.1%	5,404

EBITDA(1)	2,861	2,628	8.8%	23.1%	21.4%	10,020

Net Debt (2)	21,385	27,629				21,385

EBITDA (1) / Interest Expense	4.20	6.65				3.96

Earnings per Share	0.76	0.54				2.93

Average Shares Outstanding (million)	1,846.5	1,846.4				1,846.4

Expressed in million of Mexican pesos with purchasing power as of December 31, 2004, except for per share amount.

(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
(2) Net Debt = Total Debt - Cash

•	Total revenues for the fourth quarter and the full year were Ps.12,363 million and Ps. 46,499 million, respectively.

•

Consolidated operating income was Ps.2,263 million, and operating margin was 18.3% in the fourth quarter of 2004. For the full year of 2004, consolidated operating income was Ps. 7,697 million, and operating margin was 16.6%.

•

Consolidated majority net income was Ps. 1,410 million, resulting in earnings per share of Ps. 0.76, in the fourth quarter of 2004. For the full year of 2004, majority net income was Ps. 5,404 million, resulting in earnings per share of Ps. 2.93.

•	Total net debt at the end of 2004 was approximately U.S.$1,915 million.

Mexico City (February 25, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE:KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the fourth quarter and full year of 2004.

“As we look forward, we believe our geographic diversification will enable us to foster better balanced top and bottom-line growth. Indeed, now that we have successfully finished the integration process and restructured our debt maturity profile, we can focus even more of our attention ongrowing our company’s top and bottom line,” said Carlos Salazar, Chief Executive Officer of the Company.

Stock Listing Information

Mexican Stock Exchange
Ticker: KOFL

NYSE (ADR)
Ticker: KOF

Ratio of KOF L to KOF = 10:1

For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148

Oscar Garcia
oscar.garcia@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues were Ps. 12,363 million in the fourth quarter of 2004; a slight increase of 0.6% over the same period of 2003, despite lower average prices per unit case in Mexico and Central America, which resulted in a consolidated average price per unit case of Ps. 25.04 (U.S.$2.25)2.

Our gross profit in the fourth quarter of 2004 was Ps. 6,022 million, a decline of 0.3% compared with the fourth quarter of 2003. However, our cost per case decreased from Ps. 12.56 to Ps. 12.26 due to cost efficiencies achieved from the consolidation of our manufacturing facilities, better procurement practices, and synergies realized in our Mexican operations.

Our consolidated operating income was Ps. 2,263 million, a decline of 1.6%, resulting in an operating margin of 18.3% as compared to an operating margin of 18.7% in the fourth quarter of 2004. Excluding non-recurrent items3 in the amount of Ps. 269 million recorded in the fourth quarter of 2003, our operating income would have grown 11.4% in the fourth quarter of 2004 as compared to the fourth quarter of 2003, driven mainly by selling expenses reduction derived from better commercial practices.

Despite higher interest expenses, our integral cost of financing decreased 68.8% compared with the fourth quarter of 2003. This reduction mainly resulted from a shift in the foreign-exchange loss for the fourth quarter 2003 to a gain for the same period of 2004, generated by the appreciation of the Mexican peso versus the U.S. dollar as applied to our U.S. dollar-denominated debt.

During the fourth quarter of 2004, income tax, tax on assets, and employee profit sharing as a percentage of income before taxes was 31.0%, impacted positively by a one-time benefit in Mexico in the amount of Ps. 172 million due to a reduction in deferred tax liabilities driven by a decline in the Mexican income tax rate going forward.

Our consolidated majority net income increased 40.9% to Ps. 1,410 million in the fourth quarter of 2004 compared with the same period in 2003, resulting in earnings per share (“EPS”) of Ps. 0.76 (U.S.$0.69 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).  Excluding the above-mentioned tax benefit, our majority net income would have been Ps. 1,238 million, an increase of 23.7% compared with the fourth-quarter of 2003, resulting in EPS of Ps. 0.67 (U.S.$0.60 per ADR).

[2] Assuming a foreign exchange rate of Ps.11.146 per U.S. dollar

[3] As we mentioned in our fourth quarter 2003 press release, several changes in the accounting policies were booked during that quarter which impacted our results for 2003. These changes were related to (i) the cancellation of reserve provisions accumulated during the first-nine months of 2003 in relation to the excise tax on sparkling water and diet products in Mexico (“Excise Tax Impact”) that impacted positively total revenues in the fourth quarter of 2003 in the amount of Ps.136.7 million, (ii) an increase in the useful life of the coolers in our original territories in Mexico from three to five years that decreased our amortization expense by Ps.72.6 million  in the fourth quarter of 2003, and (iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division that reduced the operating expenses by Ps.60 million, decreasing  non-cash items in the same amount in the fourth quarter of 2003.

Consolidated Balance Sheet

BALANCE SHEET

As of December 31, 2004, Coca-Cola FEMSA had a cash balance of Ps. 3,603 million (U.S.$323 million), total short-term debt of Ps. 3,272 million (U.S.$294 million), and long-term debt of Ps. 21,716 million (U.S.$1,949 million).

During the quarter, the company increased its debt balances denominated in local currency from 68% in the third quarter of 2004 to 77% in the fourth quarter of the same year.  This increase was attributed, in large part, to the establishing of cross currency swaps that increased synthetically our debt balance denominated in local currency by 630 basis points. Weighted average cost of debt during the quarter was 9.03%.

The following charts set forth the Company’s debt profile by currency and interest-rate type as of December 31, 2004:

Currency	% Total Debt	% Interest Rate Floating	Average Rate(1)

U.S. dollars	23.3%	5%	7.66%
Mexican Pesos	73.1%	18%	9.45%
Colombian Pesos	2.8%	100%	10.10%
Venezuelan Bolivares	0.3%	100%	11.00%
Argentine Pesos	0.5%	100%	5.36%

(1) Annualized average interest rate per currency as of December 31, 2004

Consolidated Statement of Changes in Financial Position and Operating Results by Territory

Consolidated Statement of Changes in Financial Position
 Expressed in million of Mexican pesos and U.S. dollars as of December 31, 2004

	Jan - Dec 2004

	Ps.	USD(1)

Net income	5,427	487
Non cash charges to net income	2,060	185

	7,487	672

Change in working capital	441	40

NRGOA(2)	7,928	711

Capital expenditures	(1,929)	(173)
Dividend payments	(539)	(48)
Financial transactions	(5,496)	(493)
Others	618	55

Increase in cash and cash equivalents	582	52

Cash and cash equivalents at begining of period	3,021	271
Cash and cash equivalents at end of period	3,603	323

(1) Expressed in US$ millions assuming a foreign exchange rate of Ps. 11.1460 per US Dollar
(2) Net Resources Generated by Operating Activities

OPERATING RESULTS BY TERRITORY

During the second quarter of 2003, we began consolidating the results of our new territories in accordance with Mexican GAAP. Corporación Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. (“Panamco”), had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically prepared and continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos.  The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco’s results have not been included in our financial statements for periods prior to May 2003.

Financial information for the fourth quarter of 2004 is comparable with the fourth quarter of 2003; however, for the full year, it is not comparable as Panamco is only included for eight months of 2003. On an annual basis, the information will not be comparable until the end of 2005.

For purposes of the full-year volume comparison, we have included the sales volume figures recorded by Panamco from January through April 2003.

As part of an accounting standardization process implemented in Coca-Cola FEMSA territories during 2004, certain expenses that were classified as administrative expenses during 2003 are now classified as selling expenses during 2004. For comparison purposes, we reclassified 2003 figures without impacting total operating expenses in 2003. These reclassifications were Ps.97.0 million and Ps.438.9 million for the fourth quarter of 2003 and the full year ended in December 31, 2003, respectively.

As we mentioned in our fourth quarter 2003 press release, several changes in the accounting policies were recorded during that quarter which impacted our results for 2003. These changes were related to (i) the cancellation of reserve provisions accumulated during the first-nine months of 2003 in relation to the excise tax on sparkling water and diet products in Mexico (“Excise Tax Impact”) that impacted positively total revenues in the fourth quarter of 2003 in the amount of Ps. 136.7 million, (ii) an increase in the useful life of the coolers in our original territories in Mexico from three to five years that decreased our amortization expense by Ps. 72.6 million  in the fourth quarter of 2003, and (iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division that reduced the operating expenses by Ps. 60 million, decreasing non-cash items in the same amount in the fourth quarter of 2003.

Fourth Quarter and Full-Year 2004 Summary

FOURTH QUARTER 2004 SUMMARY:

	Volume (MUC)(1)	% Total	Operating Income (million)		% Total	% Operating Margin

Mexico	248.3	50.5%	Ps.	1,464	66.6%	21.8%
Central America	29.8	6.1%		134	6.1%	14.7%
Colombia	45.1	9.2%		145	6.6%	12.7%
Venezuela	45.9	9.3%		165	7.5%	12.1%
Brazil	80.3	16.3%		179	8.1%	11.5%
Argentina	41.8	8.5%		112	5.1%	15.5%

Total	491.2	100.0%	Ps.	2,199	100.0%	18.3%

FULL YEAR 2004 SUMMARY:

	Volume (MUC)(1)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	989.8	53.3%	Ps.5,520	72.8%	20.7%
Central America	110.6	6.0%	419	5.5%	12.1%
Colombia	167.1	9.0%	433	5.7%	10.7%
Venezuela	172.7	9.3%	375	5.0%	7.8%
Brazil	270.8	14.6%	458	6.0%	8.9%
Argentina	144.3	7.8%	383	5.0%	15.6%

Total	1,855.3	100.0%	Ps.7,588	100.0%	16.6%

(1) Million Unit Case – unit of measurement equivalent to 24 eight-ounce servings.

Mexican and Central American Operating Results

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories were Ps. 6,705 million in the fourth quarter of 2004, a decline of 4.8% compared with the same period of 2003. Average price per unit case in the fourth quarter of 2004, was Ps. 26.86 (U.S.$2.41), a decline of 6.1% compared with the fourth quarter of 2003. However, there was a quarterly sequential improvement of 1.3%, driven by a better packaging mix in the multi-serve segment and incremental volumes in single-serve presentations. Excluding Ciel water volumes in 5.0, 19.0, and 20.0-liter packaging presentations, our average price per unit case was Ps. 30.50 (U.S.$2.74).

Total sales volume grew 1.8% in the fourth quarter of 2004 compared with the same period of 2003, reaching 248.3 million unit cases (“MUC”). Carbonated soft drink (“CSD”) sales volume increased 2.0% to 202.8 MUC, mainly resulting from the solid performance of our flavored brands, which accounted for more than 70% of incremental volumes; Ciel bottled water in personal sizes and brand Coca-Cola accounted for the balance.

Operating Income

In the fourth quarter of 2004, higher sweetener and polyethylene terephtalate (“PET”) prices were partially offset by a favorable shift in sweetener mix from refined sugar to standard sugar. Gross profit decreased 6.1% as a result of the decrease in total revenues above-mentioned resulting in a 52.9% margin as percentage of total revenues, a decline of 80 basis points as compared, to the same period of 2003. However, average cost per unit case decreased 4.9% year over year due to higher productivity levels achieved through the synergies realized from the closing of manufacturing facilities, headcount rationalization, and better procurement practices. Excluding the Excise Tax Impact from the fourth quarter of 2003 in the amount of Ps. 137 million, gross profit would have decreased only by 2.6%.

Operating expenses declined 10.6% to Ps. 2,085 million, due to distribution efficiencies that drove down freight costs and lower breakage due to the introduction of fewer bottles in the quarter compared with last year, which more than offset non-recurrent expenses related to our integration process and training programs in 2004. Our operating income increased 1.1% to Ps. 1,464 million, a margin expansion of 120 basis points reaching 21.8% margin as percentage of total revenues. Excluding the non-recurrent items related to Mexico recorded in the fourth quarter of 2003, mentioned in page 4, operating income would have increased by 18.2% in the fourth quarter of 2004.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica, and Panama)

Revenues

Our Central American territories’ total revenues reached Ps. 910 million in the fourth quarter of 2004, remaining almost flat as compared with the same period of 2003. Average price per unit case declined 1.7% to Ps. 30.47 (U.S.$ 2.73) driven by a shift in the packaging mix towards multi-serve presentations, which accounted for the volume growth in the quarter.

Total sales volume in our Central American territories reached 29.8 MUC, an increase of 1.7% compared with the same quarter of 2003. The majority of this growth came from brand Coca-Cola, which accounted for 80% of the increase.

Operating Income

Productivity improvements and headcount rationalization more than offset raw-material price increases during the fourth quarter of 2004, resulting in a gross-margin expansion of 50 basis points to 50.7%, compared with 50.2% in the same period of 2003.

We increased our operating income by 22.4% as compared with the fourth quarter of 2003, to Ps. 134 million from Ps. 109 million, reaching an operating margin of 14.7%. The increase in our operating income was a result of lower operating expenses due to better commercial and distribution practices throughout the region, such as efficiencies in pre-sale and route productivity.

Colombian and Venezuelan Operating Results

COLOMBIAN OPERATING RESULTS

Revenues

Our Colombian operations achieved total revenues of Ps. 1,137 million for the fourth quarter of 2004, an increase of 6.5% compared with the same period of 2003, driven by the average price per unit case increase resulting from price increases implemented during the year. Our average price per unit case was Ps. 25.21 (U.S.$2.26). Sales volume of brand Coca-Cola grew 4.3% to 30.5 MUC in the fourth quarter of 2004 compared with the same period of 2003, compensating for the 6.9% decline in flavored CSDs.

Operating Income

During the fourth quarter of 2004, our gross profit grew 13.6% to Ps. 547.2 million compared with the same period of 2003, resulting in a year-over-year gross-margin expansion of 300 basis points. These improvements were mainly due to (i) lower sweetener costs, (ii) savings achieved from the consolidation of our manufacturing network, and (iii) the appreciation of the Colombian Peso against the U.S. dollar as applied to our dollar-denominated costs.

Our operating income was Ps. 145 million during the fourth quarter of 2004, a decrease of 5.9% as compared to the fourth quarter of 2003, resulting in a 12.7% operating income margin. Operating expenses increased 22.8% in the fourth quarter of 2004, driven by the change in accounting policies recorded in the fourth quarter of 2003, related to the treatment of bottles and cases, which reduced the operating expenses by Ps. 60 million, decreasing the non-cash items in the same amount in the fourth quarter of 2003. Excluding this operating expense reduction recorded in 2003, our operating income would have grown by 54.2%, driven mainly by commercial practices improvements and headcount optimization.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues increased by 10.8% in the fourth quarter of 2004 compared with the same period of 2003, reaching Ps. 1,363 million. Our average price per unit case was Ps. 29.66 (U.S.$2.66), representing an increase of 10.6% compared with the previous year, driven by price increases implemented during the year, including an additional 6% in the fourth quarter of 2004. Sales volume reached 45.9 MUC, flat compared with a strong fourth-quarter 2003 in which sales volume grew 34.7%.

Operating Income

Cost of goods increased 14.7%, driven by increases in PET prices and a shift in volume mix to non-returnable PET presentations, which were partially offset by higher revenues. Gross profit in absolute terms grew 6.1%, reaching Ps. 599 million.

Operating expenses increased 240 basis points as percentage of total revenues due to (i) higher freight costs, (ii) a more inflationary environment, and  (iii) the depreciation of the Bolivar as applied to our USD-denominated expenses. Our operating income was Ps. 165 million, a 430 basis-point decrease as percentage of total revenues over the same period of last year, due to increases in operating expenses, resulting in a 12.1% operating income margin.

Brazilian and Argentine Operating Results

BRAZILIAN OPERATING RESULTS

Revenues

In Brazil, our total revenues reached Ps. 1,550 million for the fourth quarter of 2004, an improvement of 12.2% compared with the same period of 2003. Our average price per unit case was Ps.19.25 (U.S.$1.72), an increase of 8.3% over the fourth quarter of 2003, mainly due to the year-over-year appreciation of the Brazilian Real resulting from the economic recovery in Brazil and the implementation of revenue management initiatives.

Volume growth during the fourth quarter of 2004 was 3.6%, mainly driven by CSD growth, which represented over 90% of incremental volumes; bottled water accounted for the remaining balance. Volumes in our single-serve presentations grew 3.8% during the quarter.

Operating Income

During the fourth quarter of 2004, our gross profit totaled Ps. 587 million, an increase of 10.5% compared with the same period of 2003. Gross margin decreased from 38.4% in the fourth quarter of 2003 to 37.8% in the fourth quarter of 2004, as a result of higher PET and sugar prices for the year.

Our operating expenses as a percentage of total revenues decreased from 26.9% in the fourth quarter of 2003 to 26.3% in the same period of 2004, as a result of higher revenues combined with cost-cutting initiatives and higher operating productivity levels. Operating income was Ps. 179 million, a 12.8% increase compared with the same period of 2003, resulting in an operating income margin of 11.5%.

ARGENTINE OPERATING RESULTS

Revenues

In Argentina, our total revenues reached Ps. 723 million, a 9.6% increase over the fourth quarter of 2003, mainly as a result of the 6.1% increase in sales volume. Average price per unit case grew 3.3% to Ps. 16.51 (U.S.$1.48), despite the fact that the majority of the incremental volumes came only from Tai, the value-protection brand that has lower price per unit case. Sales volume reached 41.8 MUC during the fourth quarter of 2004, an increase of 6.1% compared with the same period of 2003. During the quarter, volumes of non-carbonated beverages almost doubled from a low base to 1.4% of total sales volume.

Operating Income

Gross profit reached Ps. 279 million during the fourth quarter of 2004, an increase of 7.2% compared with the same period of 2003. Our gross margin decreased as a percentage of sales from 39.4% in the fourth quarter of 2003 to 38.5%, mainly as a result of higher PET prices and sweetener cost.

Operating expenses increased 16.1%, driven mainly by higher introduction of returnable bottles in the market in connection with our strategy of strengthening our sales volume in returnable presentations. In spite of this increase, our operating income only decreased by 3.9% to Ps. 112 million, resulting in a 15.5% operating income margin.

Summary of Full-Year Results and Conference Call Information

SUMMARY OF FULL-YEAR RESULTS

Financial information for full year of 2004 is not comparable with 2003; however, for volume-comparison purposes, we have included the sales volume figures recorded by Panamco from January 2003 through the end of April 2003.

Consolidated sales volume reached 1,855 MUC in 2004, an increase of 1.7% versus 2003, mainly driven by CSD volume growth across most of our territories, which more than compensated for water volume declines in Mexico and volume decline in Colombia. During 2004, CSD volumes grew almost 4%, driven by volume growth from brand Coca-Cola, which accounted for 58% of the incremental volumes; the CSD flavor segment represented the balance.

During 2004, total revenues reached Ps. 46,499 million, resulting in a consolidated average unit price per case of Ps. 24.95 (U.S.$2.24). Gross margin as a percentage of total revenues was 48.5% in 2004. Consolidated operating income was Ps. 7,697 million, or 16.6% as percentage of total revenues during 2004.

Our majority net income was Ps. 5,404 million, resulting in EPS of Ps. 2.93 (U.S.$2.63 per ADS) based on 1,846.4 million shares outstanding.

CONFERENCE CALL INFORMATION

Our fourth-quarter and full year 2004 Conference Call will be held on: February 28, 2005, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-599-9829 and International: 617-847-8703. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.cocacola-femsa.com.mx

If you are unable to participate live, an instant replay of the conference call will be available through March 7, 2005. To listen to the replay please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

* * *

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos  Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

* * *

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (“Mexican GAAP”). All figures are expressed in constant Mexican pesos with purchasing power at December 31, 2004. For comparison purposes, 2003 and 2004 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the fourth quarter of 2004, which ended on December 31, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA´s control that could materially impact the Company’s actual performance.

References herein to “U.S.$” are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

* * *

(7 pages of tables to follow)

Consolidated Balance Sheet

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of December 31, 2004

Assets	Dec-04		Dec-03

Current Assets
Cash and cash equivalents	Ps.	3,603	Ps.	3,021

Total accounts receivable		2,827		3,129

Inventories		2,515		2,354
Prepaid expenses		105		215

Total current assets		9,050		8,719

Property, plant and equipment
Property, plant and equipment		30,525		29,415
Accumulated depreciation		-12,884		-11,324
Bottles and cases		1,031		1,043

Total property, plant and equipment, net		18,672		19,134

Investment in shares		418		518
Deferred charges, net		2,812		2,827
Intangibles		36,114		35,471

Total Assets	Ps.	67,066	Ps.	66,669

Liabilities and Stockholders’ Equity	Dec-04		Dec-03

Current Liabilities
Short-term bank loans and notes	Ps.	3,272	Ps.	3,194
Interest payable		314		395
Suppliers		4,144		3,670
Other current liabilities		2,957		2,943

Total Current Liabilities		10,687		10,202

Long-term bank loans		21,716		27,456
Pension plan and seniority premium		645		642
Other liabilities		3,909		4,073

Total Liabilities		36,957		42,373

Stockholders’ Equity
Minority interest		709		174
Majority interest:
Capital stock		2,793		2,793
Additional paid in capital		11,954		11,951
Retained earnings of prior years		12,019		10,095
Net income for the period		5,404		2,463
Cumulative results of holding non-monetary assets		-2,770		-3,180

Total majority interest		29,400		24,122

Total stockholders’ equity		30,109		24,296

Total Liabilities and Equity	Ps.	67,066	Ps.	66,669

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	4Q03	YTD04	YTD03(2)

Sales Volume (MUC)	491.2	480.8	1,855.3	1,450.5
Average price per unit case	25.04	25.34	24.95	26.11

Net revenues	12,300.7	12,185.2	46,290.2	37,876.2
Other operating revenues	62.3	101.6	208.8	245.6

Total revenues	12,363.0	12,286.8	46,499.0	38,121.8
Cost of sales	6,341.1	6,245.9	23,963.6	19,367.3

Gross profit	6,021.9	6,040.9	22,535.4	18,754.5

Administrative expenses	687.5	674.9	2,705.0	2,090.7
Selling expenses	3,071.1	3,065.9	12,133.6	9,564.4

Operating expenses	3,758.6	3,740.8	14,838.6	11,655.1

Operating income	2,263.3	2,300.1	7,696.8	7,099.4

Interest expense	681.6	395.0	2,531.4	1,624.9
Interest income	12.5	21.8	266.3	251.4
Interest expense, net	669.1	373.2	2,265.1	1,373.5
Foreign exchange loss (gain)	(69.7)	336.1	37.7	2,136.5
Loss (gain) on monetary position	(523.1)	(464.6)	(1,504.5)	(927.6)

Integral cost of financing	76.3	244.7	798.3	2,582.4
Other (income) expenses, net	125.7	126.5	407.8	260.2

Income before taxes	2,061.3	1,928.9	6,490.7	4,256.8
Taxes	638.9	925.9	1,063.4	1,776.3
Provision for the year	638.9	925.9	2,546.4	1,776.3
Change in the statutory income tax rate	—	—	(172.0)	—
Non-recurring gain on tax lawsuit	—	—	(1,311.0)	—

Consolidated net income	1,422.4	1,003.0	5,427.3	2,480.5

Majority net income	1,410.3	1,001.0	5,404.0	2,462.6

Minority net income	12.1	2.0	23.3	17.9

Operating income	2,263.3	2,300.1	7,696.8	7,099.4
Depreciation	306.9	287.0	1,238.7	1,040.1
Amortization and Other non-cash charges (3)	290.8	41.30	1,084.6	723.1

EBITDA (4)	2,861.0	2,628.4	10,020.1	8,862.6

(1) Except volume and average price per unit case figures.
(2) Includes eight months from our new territories acquired from Panamco.
(3) Includes returnable bottel breakage expense.
(4) EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

Mexican and Central American operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	% Rev	4Q03	% Rev	YTD 04	% Rev

Sales Volume (MUC)	248.3		243.9		989.8
Average price per unit case	26.86		28.59		26.83

Net revenues	6,670.5		6,974.0		26,558.5
Other operating revenues	34.4		66.0		99.8

Total revenues	6,704.9	100.0%	7,040.1	100.0%	26,658.3	100.0%
Cost of sales	3,156.0	47.1%	3,260.3	46.3%	12,617.0	47.3%

Gross profit	3,548.9	52.9%	3,779.8	53.7%	14,041.3	52.7%

Administrative expenses	447.1	6.7%	411.3	5.8%	1,637.1	6.1%
Selling expenses	1,637.6	24.4%	1,920.6	27.3%	6,884.7	25.8%

Operating expenses	2,084.7	31.1%	2,332.0	33.1%	8,521.8	32.0%

Operating income	1,464.2	21.8%	1,447.8	20.6%	5,519.5	20.7%
Depreciation, Amortization & Other non-cash charges (2)	344.8	5.1%	228.5	3.2%	1,326.7	5.0%

EBITDA (3)	1,809.0	27.0%	1,676.3	23.8%	6,846.3	25.7%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	% Rev	4Q03	% Rev	YTD 04	% Rev

Sales Volume (MUC)	29.8		29.3		110.6
Average price per unit case	30.47		31.01		31.23

Net revenues	908.1		908.6		3,454.2
Other operating revenues	1.7		(2.1)		4.8

Total revenues	909.8	100.0%	906.5	100.0%	3,459.0	100.0%
Cost of sales	448.3	49.3%	451.3	49.8%	1,788.6	51.7%

Gross profit	461.5	50.7%	455.2	50.2%	1,670.4	48.3%

Administrative expenses	70.8	7.8%	73.5	8.1%	274.0	7.9%
Selling expenses	256.8	28.2%	272.2	30.0%	977.6	28.3%

Operating expenses	327.6	36.0%	345.7	38.1%	1,251.6	36.2%

Operating income	133.9	14.7%	109.4	12.1%	418.8	12.1%
Depreciation, Amortization & Other non-cash charges (2)	62.8	6.9%	30.9	3.4%	242.5	7.0%

EBITDA (3)	196.7	21.6%	140.3	15.5%	661.3	19.1%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	%Rev	4Q03	% Rev	YTD 04	% Rev

Sales Volume (MUC)	45.1		45.1		167.1
Average price per unit case	25.21		23.68		24.33

Net revenues	1,136.9		1,067.9		4,065.5
Other operating revenues	—		0.0		—

Total revenues	1,136.9	100.0%	1,067.9	100.0%	4,065.5	100.0%
Cost of sales	589.7	51.9%	586.2	54.9%	2,175.9	53.5%

Gross profit	547.2	48.1%	481.6	45.1%	1,889.6	46.5%

Administrative expenses	57.3	5.0%	140.9	13.2%	203.3	5.0%
Selling expenses	345.1	30.4%	186.9	17.5%	1,253.3	30.8%

Operating expenses	402.4	35.4%	327.7	30.7%	1,456.6	35.8%

Operating income	144.8	12.7%	153.9	14.4%	433.0	10.7%
Depreciation, Amortization & Other non-cash charges (2)	75.1	6.6%	(0.3)	0.0%	297.8	7.3%

EBITDA (3)	219.9	19.3%	153.6	14.4%	730.8	18.0%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	% Rev	4Q03	% Rev	YTD 04	% Rev

Sales Volume (MUC)	45.9		45.8		172.7
Average price per unit case	29.66		26.81		27.63

Net revenues	1,361.6		1,227.8		4,771.9
Other operating revenues	1.2		2.6		3.7

Total revenues	1,362.8	100.0%	1,230.4	100.0%	4,775.6	100.0%
Cost of sales	763.8	56.0%	665.7	54.1%	2,773.4	58.1%

Gross profit	599.0	44.0%	564.7	45.9%	2,002.2	41.9%

Administrative expenses	73.8	5.4%	100.2	8.1%	271.6	5.7%
Selling expenses	360.5	26.5%	263.1	21.4%	1,355.9	28.4%

Operating expenses	434.3	31.9%	363.3	29.5%	1,627.5	34.1%

Operating income	164.8	12.1%	201.4	16.4%	374.6	7.8%
Depreciation, Amortization & Other non-cash charges (2)	53.8	3.9%	20.2	1.6%	228.5	4.8%

EBITDA (3)	218.5	16.0%	221.5	18.0%	603.1	12.6%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian and Argentine operations

Brazilian operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	% Rev	4Q03	% Rev	YTD 04	% Rev

Sales Volume (MUC)	80.3		77.3		270.8
Average price per unit case	19.25		17.81		18.91

Net revenues	1,545.5		1,376.6		5,120.2
Other operating revenues	4.7		4.5		16.9

Total revenues	1,550.2	100.0%	1,381.1	100.0%	5,137.1	100.0%
Cost of sales	963.5	62.2%	850.2	61.6%	3,164.4	61.6%

Gross profit	586.7	37.8%	530.9	38.4%	1,972.7	38.4%

Administrative expenses	75.7	4.9%	62.7	4.5%	338.6	6.6%
Selling expenses	332.1	21.4%	309.4	22.4%	1,175.8	22.9%

Operating expenses	407.7	26.3%	372.2	26.9%	1,514.4	29.5%

Operating income	179.0	11.5%	158.7	11.5%	458.2	8.9%
Depreciation, Amortization & Other non-cash charges (2)	26.2	1.7%	18.4	1.3%	102.2	2.0%

EBITDA (3)	205.2	13.2%	177.1	12.8%	560.5	10.9%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of December 31, 2004

	4Q04	% Rev	4Q03	% Rev	YTD 04	% Rev	YTD 03	% Rev

Sales Volume (MUC)	41.8		39.4		144.3		126.6
Average price per unit case	16.51		15.99		16.20		15.76

Net revenues	690.3		629.9		2,337.0		1,995.2
Other operating revenues	33.2		30.4		114.0		105.6

Total revenues	723.4	100.0%	660.3	100.0%	2,451.0	100.0%	2,100.8	100.0%
Cost of sales	444.9	61.5%	400.4	60.6%	1,492.3	60.9%	1,342.0	63.9%

Gross profit	278.5	38.5%	259.9	39.4%	958.7	39.1%	758.8	36.1%

Administrative expenses	26.9	3.7%	24.6	3.7%	89.6	3.7%	106.0	5.0%
Selling expenses	139.3	19.2%	118.5	17.9%	486.3	19.8%	431.8	20.6%

Operating expenses	166.2	23.0%	143.2	21.7%	575.8	23.5%	537.9	25.6%

Operating income	112.3	15.5%	116.8	17.7%	382.9	15.6%	221.0	10.5%
Depreciation, Amortization & Other non-cash charges (2)	35.0	4.8%	31.0	4.7%	125.6	5.1%	162.0	7.7%

EBITDA (3)	147.3	20.4%	147.7	22.4%	508.4	20.7%	383.0	18.2%

(1) Except volume and average price per unit case figures.
(2) Includes returnable bottle breakage expense.
(3) EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Selected Information

For the three months ended December 31, 2004

Expressed in million Mexican pesos as of December 31, 2004

	4Q 2003	4Q 2004

Capex	191.0	682.8
Depreciation	287.0	306.9
Amortization & Others	41.3	290.8

VOLUME
Expressed in million unit cases

	4Q 2003

	Colas	Flavors	Water	Beer	Others	Total

Mexico	152.1	46.7	44.1	0.0	1.0	243.9
Central America	20.7	7.0	1.2	0.0	0.4	29.3
Colombia	29.5	9.7	5.8	0.0	0.1	45.1
Venezuela	26.5	13.0	3.5	0.0	2.8	45.8
Brazil	41.9	17.1	3.5	14.4	0.4	77.3
Argentina	27.8	11.2	0.3	0.0	0.1	39.4

Total	298.5	104.7	58.4	14.4	4.8	480.8

	4Q 2004

	Colas	Flavors	Water	Beer	Others	Total

Mexico	152.7	50.1	44.3	0.0	1.2	248.3
Central America	21.1	7.0	1.1	0.0	0.6	29.8
Colombia	30.5	9.1	5.4	0.0	0.1	45.1
Venezuela	26.3	14.6	3.3	0.0	1.7	45.9
Brazil	44.9	18.9	3.9	12.1	0.5	80.3
Argentina	27.7	13.5	0.3	0.0	0.3	41.8

Total	303.2	113.2	58.3	12.1	4.4	491.2

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	4Q 2003				4Q 2004

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.5	56.2	1.3	14.0	28.0	57.1	1.3	13.6
Central America	50.9	44.5	4.6	—	44.9	50.4	4.7	—
Colombia	51.5	39.5	3.2	5.8	47.1	43.6	3.5	5.8
Venezuela	37.1	57.9	2.6	2.4	27.2	67.2	3.3	2.3
Brazil	9.4	87.4	3.2	—	10.4	86.7	2.9	—
Argentina	25.2	71.6	3.2	—	25.8	71.3	2.9	—

For the twelve months ended December 31, 2004
Expressed in million Mexican pesos as of December 31, 2004

	2003	2004

Capex	2,006.5	1,929.1
Depreciation	1,040.1	1,238.7
Amortization & Others	723.1	1,084.6

VOLUME
Expressed in million unit cases

	YTD 2003

	Colas	Flavors	Water	Beer	Others	Total

Mexico	598.6	187.7	209.7	0.0	5.6	1,001.6
Central America	74.4	26.5	4.5	0.0	1.9	107.3
Colombia	107.1	38.4	26.0	0.0	0.3	171.8
Venezuela	86.5	44.2	12.4	0.0	8.5	151.6
Brazil	141.6	62.8	11.0	48.1	1.6	265.1
Argentina	90.5	34.6	1.2	0.0	0.3	126.6

Total	1,098.7	394.2	264.8	48.1	18.2	1,824.0

	YTD 2004

	Colas	Flavors	Water	Beer	Others	Total

Mexico	600.2	196.1	188.7	0.0	4.8	989.8
Central America	76.8	27.5	4.5	0.0	1.8	110.6
Colombia	110.0	34.5	22.1	0.0	0.5	167.1
Venezuela	94.2	55.0	14.1	0.0	9.4	172.7
Brazil	152.1	60.7	12.9	43.4	1.7	270.8
Argentina	98.2	44.1	1.2	0.0	0.8	144.3

Total	1,131.5	417.9	243.5	43.4	19.0	1,855.3

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 2003				YTD 2004

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.9	54.9	1.3	15.9	28.4	55.9	1.3	14.4
Central America	51.8	42.9	5.3	—	48.3	47.2	4.5	—
Colombia	53.4	36.8	3.0	6.8	50.7	39.6	3.4	6.3
Venezuela	36.4	57.6	2.7	3.3	30.1	63.4	3.0	3.5
Brazil	11.1	85.1	3.8	—	10.7	86.2	3.1	—
Argentina	24.5	71.8	3.7	—	26.9	69.6	3.5	—

Macroeconomic Information

December 2004
Macroeconomic Information

	Inflation		Foreign Exchange Rate (Per US Dollar)

	YTD	4Q 04	Dec 2004	Dec 2003

Mexico	5.19%	1.76%	11.1460	11.2350
Colombia	5.31%	0.38%	2,389.7500	2,778.2100
Venezuela	19.19%	3.93%	1,920.0000	1,853.0000
Brazil	5.66%	0.98%	2.6544	2.8892
Argentina	4.90%	0.90%	2.9800	2.9350